# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NetClass Technology Inc., CIK 0001927578
CUSIP: G6427C108
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore, Singapore (U0), 089057
Date of event which requires filing of this statement: 09/03/2025
Amends the filing with accession number 0001104659-25-013249
Filed by CIK 0002056395
Persons authorized to receive notices and communications: Jianbiao Dai, Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore, Singapore (U0), 089057, 86-021-61806588

## Reporting persons
- Jianbiao Dai (CIK 0002056395): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 5,494,500; shared voting power 0; sole dispositive power 5,494,500; shared dispositive power 0; aggregate amount beneficially owned 5,494,500 (29.72% of the class)
  Comment: [1] Dragonsoft Holding Limited, a British Virgin Islands business company, holds 5,494,500 class A ordinary shares and 2,000,000 class B ordinary shares of the Company. Jianbiao Dai is the sole shareholder and sole director of Dragonsoft Holding Limited and is deemed the beneficial owner of the 5,494,500 class A ordinary shares and 2,000,000 class B ordinary held by Dragonsoft Holding Limited.
  
  [2] The calculation above is based on 18,487,030 class A ordinary shares issued and outstanding as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: NetClass Technology Inc.
Address of issuer's principal executive offices: Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore, Singapore (U0), 089057

## Item 4. Purpose of Transaction
Purpose of transaction: The transfer was a gift from Dragonsoft Holding Limited to an individual.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 5,494,500; 29.72%
Number of shares as to which each person has sole or shared power to vote or dispose: 5,494,500; 29.72%
Transactions in the class effected during the past sixty days: On August 29, 2025, Dragonsoft Holding Limited transferred 145,000 Class A ordinary shares as gifts to an individual. The transfers were completed on September 3, 2025. The transactions were effected off-market through privately arranged transfers, and no brokerage or exchange platform were involved. Jianbiao Dai is the sole shareholder and sole director of Dragonsoft Holding Limited and is deemed the beneficial owner of the 5,494,500 class A ordinary shares and 2,000,000 class B ordinary held by Dragonsoft Holding Limited.
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Signatures
- Jianbiao Dai: /s/ Jianbiao Dai, Jianbiao Dai (09/04/2025)